August 19, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Phone | 202.551.6769

Attention:	Jeff Foor

RE:	360 Funds (the “Trust”) – Response to SEC Comments with regard to the Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A for 360 Funds and its series Timber Point Alternative Income Fund and Timber Point Global Allocations Fund (the “Registration Statement”)

Dear Mr. Foor:

On June 15, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement. On August 10, 2020 you provided verbal comments to me relating to the Registration Statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

General

1.	Comment: Please complete all missing information in the subsequent post-effective amendment, including the fee tables in Item 3.

Response: The Trust confirms that it will complete all missing information before it files the post-effective amendment. The fee tables are stated below.

BO J. HOWELL ● PARTNER

6224 Turpin Hills Dr. ● Cincinnati, OH 45244 ● p: (509) 279-8202

Practus, LLP ● Bo.Howell@Practus.com ● Practus.com

Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

Timber Point Global Allocations Fund

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional Class shares
Management Fees	0.90%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	1.03%%
Dividends from Securities Sold Short and Interest Expense	0.13%%
Other Operating Expenses	0.90%%
Acquired Fund Fees and Expenses[1]	0.56%
Total Annual Fund Operating Expenses[2]	2.49%
Fee Waivers and Expense Reimbursements	(0.37%)
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements[3]	2.12%

1.	This number represents the combined total fees and operating expenses of the underlying funds (e.g., investment companies and other pooled investment vehicles) owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since the number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

2.	Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. Other expenses have been restated to reflect the reorganization of the Timber Point Alternatives Fund into the Fund, which occurred on August 21, 2020. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses or the Expense Limitation Agreement described below. Acquired Fund Fees and Expenses are the fees and expenses incurred indirectly by the Fund as a result of its investments in investment companies and other pooled investment vehicles.

3.	Pursuant to an operating expense limitation agreement between Timber Point Capital Management LLC (“Timber Point” or, the “Adviser”) and the Fund, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) to not more than 1.43% of the average daily net assets of each share class of the Fund through January 31, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years from the date of the waiver or reimbursement, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time of recoupment.

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

Timber Point Alternative Income Fund

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional Class shares
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	2.29%
Dividends From Securities Sold Short and Interest Expense	0.11%
Other Operating Expenses	2.18%
Acquired Fund Fees and Expenses[1]	0.25%
Total Annual Fund Operating Expenses[2]	3.54%
Fee Waivers and Expense Reimbursements	(1.18)%
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements[3]	2.36%

1.	This number represents the combined total fees and operating expenses of the underlying funds (e.g., investment companies and other pooled investment vehicles) owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since the number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

2.	Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses or the Expense Limitation Agreement described below. Acquired Fund Fees and Expenses are the fees and expenses incurred indirectly by the Fund as a result of its investments in investment companies and other pooled investment vehicles.

3.	Pursuant to an operating expense limitation agreement between Timber Point and the Fund, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, expenses incurred under a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act, taxes, acquired fund fees and expenses, brokerage commissions, dividend expenses on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of such Fund’s business) to not more than 2.00% of the average daily net assets of each share class of the Fund through January 31, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years from the date of the waiver or reimbursement, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time of the recoupment.

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

Summary Prospectus

Timber Point Global Allocations Fund (the “Global Allocations Fund”)

2.	Comment: Please confirm if the fund invests in leveraged or inverse exchange-traded funds (“ETFs”) as part of its principal investment strategy.

Response: The Trust confirms that the Global Allocations Fund does not invest in leveraged or inverse ETFs as part of its principal investment strategy.

3.	Comment: The second paragraph states that the Global Allocations Fund “will only invest in debt securities that are rated below B- or the equivalent ….” Please confirm if the Global Allocations Fund only invests in junk bonds on a principal basis. If so, please consider highlighting the risks of these securities in the section titled “Principal Risks of Investing in the Fund.”

Response: The Global Allocations Fund has removed the disclosure above and replaced it with the following sentence: “The Fund may also invest directly in debt securities of any maturity or credit quality, including high-yield bonds.” The Fund does not expect to invest only in high-yield bonds, but it has retained the strategy and risk disclosure related to high-yield bonds.

4.	Comment: Please disclose more information on how the adviser implements the Global Allocations Fund’s option strategy. In particular, please disclose that writing puts on indices to gather option premiums can lead to large losses relative to the premium received. Additionally, please disclose, if true, that the notional value of the options sold will not exceed the Global Allocations Fund’s net assets.

Response: After further discussion with Timber Point Capital Management, LLC (the “Adviser”), the Alternative Income Fund will not invest in options on a principal basis except for hedging purposes. Therefore, the Fund has removed the following sentence from the principal strategy section: “The Fund may also write put and covered call options on securities (including ETFs and exchange-traded notes (“ETNs”)), indexes, and currencies.”

Relatedly, the Fund added the following disclosure to the fourth paragraph under the principal strategy section: “The Fund may purchase or sell options for hedging purposes. The Fund will not engage in naked put writing and the value of any options will be less than the Fund’s net assets.”

5.	Comment: For both Funds, please ensure that the Funds disclose the investment in private funds in the principal investment strategy. Additionally, please explain if the Funds may invest in hedge funds or private equity funds as part of its principal investment strategy. If the Funds can invest in hedge funds or private equity funds, confirm that the Funds will deem such investments as illiquid and limit such investments to 15% or less of the Fund’s net assets.

Response: Yes, both Funds will invest in private funds, including hedge funds and private equity funds, on a principal basis. The Funds and the Adviser deem such investments as illiquid and will apply the value of these positions to their respective 15% limit on illiquid securities.

6.	Comment: Regarding the Global Allocations Fund’s wholly-owned Cayman subsidiary, or any controlled foreign corporation (“CFC”):

(i) disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC;

(ii) disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined;

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

(iii) disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC;

(iv) disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income;

(v) disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC;

(vi) confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund; and

(vii) confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. The Staff continues to disagree with the Trust’s position with respect to including the expenses of the CFC as Acquired Fund Fees and Expenses of the Fund.

Response: The Trust’s responses are set forth below.

i.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

In complying with its fundamental and non-fundamental investment restrictions, the Global Allocations Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. However, the Subsidiary that has been established for commodities exposure consistent with the IRS position discussed below will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Fund, the same practices regarding pricing and valuation that apply to the Fund apply to the Subsidiaries, and the consolidated financial statements of the Fund and Subsidiary are audited by the Fund’s independent registered public accounting firm. We note that the Subsidiary is a registered investment company under the Investment Company Act, and therefore it is not required to comply with the Investment Company Act. The Trust is acutely aware of the requirements of Section 48(a) of the Investment Company Act, which prohibits the Global Allocations Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the Investment Company Act that would cause the Global Allocations Fund to violate Section 48(a).

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

ii.	Disclose that the investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Global Allocations Fund und under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Global Allocations Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

In approving the Global Allocations Fund’s advisory contract pursuant to Section 15(c) of the Investment Company Act, the Trust’s Board of Trustees (the “Board”) considers the activities of the Fund’s Subsidiary, the related nature and quality of the services provided by the Subsidiary and the lack of pass-through fees to the Global Allocations Fund’s shareholders on account of the applicable fee waiver agreement. However, the Board does not approve the Subsidiary’s advisory contract pursuant to Section 15 as the Subsidiary is not a registered investment company under the Investment Company Act and therefore is not subject to the requirements of Section 15 thereof.

The Trust respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Trust does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors do not bear the fees paid to Timber Point Capital Management, LLC (the “Adviser”) under the Subsidiary’s investment advisory contract. Accordingly, the Trust has not included the Subsidiaries’ investment advisory contracts as exhibits to the Trust’s registration statement.

iii.	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

The Trust confirms that each Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). Additionally, the Global Allocations Fund and Subsidiary utilizes the same custodian, Fifth Third Bank.

iv.	Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income.

The Trust is aware of private letter rulings in which the IRS specifically concluded that income earned from the ownership of a wholly-owned foreign controlled company constitutes qualifying income to the parent fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). Based on the reasoning in the private letter rulings, the Global Allocations Fund, also seeks to gain exposure to the commodity markets through investments in the Subsidiary, as disclosed in various sections of the Funds’ prospectuses and SAI. While the Trust has not obtained a private letter ruling from the IRS on behalf of the Global Allocations Fund, it believes that the consistent position of the multitude of rulings issued by the IRS allows the Fund to rely on the IRS’ established position.

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

v.	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Global Allocations Fund. The principal investment strategies and principal risk disclosures of the Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

To the extent that any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the Global Allocations Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

vi.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

The Trust confirms that the financial statements of the Subsidiary are consolidated with those of the Global Allocations Fund.

vii.	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table;

The Trust believes that disclosing the fees and expenses of investing in the Cayman subsidiary as Acquired Fund Fees and Expenses (“AFFE”) in a Fund’s prospectus fee table is consistent with the requirements of Form N-1A. Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act . . . but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act . . . .” The Trust confirms that the Subsidiary meets the definition of a Section 3(a) investment company,1 but is exempt therefrom pursuant to Section 3(c)(7) of the Investment Company Act. Moreover, the Staff has explained that “AFFE is intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.”2 Given that “pooled investment vehicles” is commonly understood to include Section 3(c)(7) funds,3 and the Subsidiary may rely on the Section 3(c)(7) exception from the definition of investment company, the Trust believes the Subsidiary clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

____________________________________________

1 See, e.g., Section 3(a)(1)(A) of the Investment Company Act, which defines the term “investment company” to include “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 2(a)(22) of the Investment Company Act defines the term “issuer” as “every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”

2 Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

3 See, e.g., Rule 206(4)-8 under the Investment Advisers Act of 1940 (defining “pooled investment vehicle” to mean “any investment company as defined in section 3(a) of the [Investment Company Act] or any company that would be an investment company under section 3(a) of that Act but for the exclusion provided from that definition by either section 3(c)(1) or section 3(c)(7) of that Act”).

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

The Subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by the Adviser. This structure is intended to comply with the conditions of a private letter rulings from the Internal Revenue Service, which state that income from such Cayman subsidiary will be recognized as qualifying income. The Trust believes the separate structuring and management of the Cayman subsidiary relative to the Global Allocations Fund is further indicia of the appropriateness of treating the subsidiary as an “Acquired Fund” for purposes of the AFFE calculation.

The Subsidiary consolidates its financial statements with those of the Global Allocations Fund. Accordingly, the Trust believe that the decision to consolidate is appropriate under GAAP. The Trust is not aware of any SEC rule, form, or release indicating that a fund, which otherwise qualifies as an Acquired Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent fund. Moreover, the operative instructions in Form N-1A regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate its financial statements with its wholly-owned subsidiary. For all these reasons, the Trust respectfully declines to accept the Staff’s comment.

viii.	Confirm in correspondence that: (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Trust confirms that the Subsidiary and its board of directors will agree to designate an agent for the service of process in the Unites States. That agent is the same agent for the Global Allocations Fund. The Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Timber Point Alternative Income Fund (the “Alternative Income Fund”)

7.	Comment: The first paragraph states that the Alternative Income Fund may invest in floating-rate securities. Please disclose if LIBOR-related risks are a principal risk to the Alternative Income Fund.

Response: The Alternative Income Fund has added the following risk disclosure to its principal investment risks in Items 3 and 9 to Form N-1A.

Item 3

LIBOR Risk. Factors such as global interest rate levels, economic growth, market conditions and political events affect the fixed income securities markets. On July 27, 2017, the head of the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As a result, any impact of a transition away from LIBOR on the Fund or the instruments in which the Fund invests cannot yet be determined. Industry initiatives are underway to identify alternative reference rates.

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

Item 9

LIBOR Risk. Overall fixed income market risks may affect the value of individual securities in which the Fund invests. Factors such as global interest rate levels, economic growth, market conditions and political events affect the fixed income securities markets. On July 27, 2017, the head of the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As a result, any impact of a transition away from LIBOR on the Fund or the instruments in which the Fund invests cannot yet be determined. Industry initiatives are underway to identify alternative reference rates; however, there is no assurance that the composition or characteristics of any such alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that instruments using an alternative rate will have the same volume or liquidity. As a result, the transition process might lead to increased volatility and reduced liquidity in markets that currently rely on LIBOR to determine interest rates; a reduction in the value of some LIBOR-based investments; and/or costs incurred in connection with closing out positions and entering into new agreements. These effects could occur prior to the end of 2021 as the utility of LIBOR as a reference rate could deteriorate during the transition period. Uncertainty relating to the LIBOR calculation process may adversely affect the value of the Fund’s investments in floating rate debt securities that are indexed to LIBOR. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

8.	Comment: The second paragraph states that the Alternative Income Fund may invest in non-publicly traded real estate investments trusts (“REITs”) and non-publicly traded business development companies (“BDCs”). Please explain how the Alternative Income Fund determines that these investments are appropriate in the open-end fund structure. Additionally, please disclose how the Alternative Income Fund classifies these investments for purposes of its liquidity risk management program.

Response: After further discussions with the Adviser, the Alternative Income Fund has determined that non-publicly traded REITS and BDCs are not principal investments. Therefore, the Fund has removed the disclosure relating to these items.

9.	Comment: Please update the footnote to the performance bar chart to track the narrative disclosure preceding the chart. Additionally, please explain supplementally why the Investor Class performance is included in the chart.

Response: The Alternative Income Fund has updated the chart to track the preceding narrative disclosure. In May 2020, the Investor Class and Institutional Class shares of the Fund were consolidated into a single class. Since the Investor Class shares had a longer performance history and higher fees, the Trust determined that its performance record should be the basis of the combined share class.

Statutory Prospectus

10.	Comment: The Alternative Income Fund states in the principal investment strategy (Item 9 to Form N-1A) that “[t]he Fund considers “above-average total returns” to be returns that are uncorrelated to, and greater than, the Fund’s primary benchmark.” Please include the primary benchmark’s name in the statement.

Response: The Alternative Income Fund has added the name of its primary benchmark, the Barclay’s Global Aggregate Index, to the disclosure.

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Mr. Jeff Foor

U.S. Securities and Exchange Commission
August 19, 2020

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Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Partner, Practus LLP

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